                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*


                        Thermadyne Holdings Corporation
                    ---------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                  000883435109
                    ---------------------------------------
                                 (CUSIP Number)


   Ellen Oster, Esq., 767 Fifth Avenue, New York, NY  10153, (212) 418-6126
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               January 20, 1998
                    ---------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                              Page 1 of 31 Pages

                          Exhibit Index is on Page 18

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 000883435109                                     PAGE 2 OF 31 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      General Motors Employes Domestic Group Pension Trust

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,701,125
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           1,701,125
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,701,125 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      EP
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 000883435109                                    PAGE 3 OF 31 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      General Motors Investment Management Corporation

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,701,125
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,701,125
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,701,125 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 31 Pages


Item 1.  Security and Issuer.

     This statement relates to shares of common stock, par value $.01 per share (the "Shares"), of Thermadyne Holdings Corporation (the "Issuer"). The address of the principal executive office of the Issuer is 101 South Hanley Road, St. Louis, Missouri 63105.

Item 2.  Identity and Background.

     This statement is filed by the General Motors Employes Domestic Group Pension Trust (the "Trust"), a trust formed pursuant to the laws of the State of New York under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM") and its subsidiaries (the "Plans"), and General Motors Investment Management Corporation, a Delaware corporation ("GMIMCo"). The Trust and GMIMCo are referred to herein as the "Reporting Persons." The business address of the Trust is c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, Pennsylvania 15258. The business address of GMIMCo is 767 Fifth Avenue, New York, New York 10153. The business address of GM, a Delaware corporation engaged in automobile manufacturing, is 3044 West Grand Boulevard, Detroit, Michigan 48202.

     The assets of the Trust including the Shares are held by Mellon Bank, N.A., acting as trustee (the "Trustee"). Under the trust agreement appointing the Trustee, the Trustee may act for the Trust with respect to the Shares only pursuant to direction as described below. The Trustee may vote and dispose of the Shares held by the Trust only pursuant to the direction of the External Manager referred to in item 4 below. Because the Trustee is without authority to vote or direct the voting of the Shares or to dispose or direct the disposition for the Shares, except as so directed, it disclaims beneficial ownership of the Shares and no information regarding the Trustee is contained in this statement.

     GMIMCo is a wholly-owned subsidiary of GM, the principal business of which is providing investment advise and investment management services with respect to the assets of certain employee benefit plans of GM and its subsidiaries and with respect to the assets of certain subsidiaries of GM and associated entities.

     Appendix A, which is incorporated herein by reference, sets forth the following information with respect to the executive officers and directors of each of GMIMCo and GM: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted, and (iv) citizenship.

     During the past five years, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any of the persons identified on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 5 of 31 Pages


Item 3. Source and Amount of Funds or Other Consideration.

     See Item 4 below.

Item 4. Purpose of Transaction.

     GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. One such investment manager acting with respect to the Plans is Magten Asset Management Corp. (the "External Manager"). The External Manager has discretionary authority over the assets of the Plans which it manages including voting and investment power with respect to the Shares included among such assets. The investment management agreement with the External Manager provides that it may be terminated by GMIMCo on less than 60 days' notice. In that regard, in February 1996 the Reporting Persons filed, and in March 1997 amended, a statement on Schedule 13G with respect to Shares managed by the External Manager and one other external investment manager (which no longer manages Shares).

     The External Manager has advised that as of January 20, 1998, it, for itself and on behalf of certain of its investment advisory clients including the Trust, entered into a voting agreement with Mercury Acquisition Corporation ("Mercury") and the Issuer (as amended by Amendment No. 1 thereto dated February 20, 1998, the "Voting Agreement") pursuant to which each stockholder party thereto agreed with Mercury, among other things, to vote its Shares, including 1,701,125 Shares managed by the External Manager on behalf of the Trust, in favor of a merger of Mercury into the Issuer pursuant to the terms of an Agreement and Plan of Merger dated as of January 20, 1998, between Mercury and the Issuer (the "Merger Agreement").

     The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Shares and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

     Except as set forth herein, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A have any plans or proposals that would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) As of the date of this statement, the External Manager manages for the benefit of the Trust an aggregate of 1,701,125 Shares, representing approximately 15.2% of the 11,155,235 issued and outstanding Shares as of February 2, 1998, as reported in the Issuer's Form 10-K with respect to the year ended December 31, 1997. As of the date of this statement, each of the Trust, by virtue of its ownership of the Shares, and GMIMCo, by virtue of its power to terminate the External Manager on less than 60 days' notice, may be deemed to own beneficially (as that term is

                                                              Page 6 of 31 Pages


defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")) all 1,701,125 Shares the Trust holds. Pursuant to Rule 13d-4, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes for
(S)(S)13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

     Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A owns beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

     (c) None of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person named in Appendix A, has effected any transactions in the Shares during the past 60 days.

     (d) GMIMCo as the named fiduciary of the Plans with respect to investments has the authority to direct the Trustee to make payments from the Trust (which may include dividends from or proceeds from the sale of Shares held by the Trust) to other trusts under the Plans and to other persons.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in Item 4 above and as noted below, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any of the persons identified in Appendix A has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

     The Voting Agreement provides that so long as it remains in effect, the parties thereto will not vote their Shares in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization or other similar extraordinary corporate transaction involving the Issuer. The Voting Agreement expires on the earlier of (a) the effective date of the merger between Mercury and the Issuer, (b) the date which is 90 days after (i) the termination of the Merger Agreement pursuant to certain provisions thereof relating to rights to terminate the Merger Agreement based on withdrawal of approval by the Board of the Directors of the Issuer of the merger, failure of the Issuer's stockholders to approve the merger or for breach of representations, warranties or covenants and (ii) payment of all amounts payable to Mercury pursuant to the Merger Agreement, (c) the date of termination of Merger Agreement for any other reason or (d) June 30, 1998.

                                                              Page 7 of 31 Pages

Item 7. Materials to be Filed as Exhibits.

        Exhibit 1 - Joint Filing Agreement dated March 17, 1998 among the
                    Reporting Persons pursuant to Rule 13d-1(k) under the Act.

        Exhibit 2 - Voting Agreement dated as of January 20, 1998, among
                    Mercury, the Issuer, the Trust, the External Manager, the City of Los Angeles Fire and Police Pension Systems, Hughes Retirement Plans Trust, Navy Exchange Service Command Retirement Trust and Western Union Telegraph Company Pension Plan (as amended by Amendment No. 1 thereto dated February 20, 1998) referred to in Items 4 and 6.

                                                              Page 8 of 31 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 17, 1998


                         MELLON BANK, N.A., AS TRUSTEE FOR GENERAL MOTORS EMPLOYES DOMESTIC GROUP PENSION TRUST (as directed by General Motors Investment Management Corporation)

                         By:  Mellon Bank, N.A., as Trustee


                         By:      /s/ Allan M. Seaman
                              -------------------------
                              Name:   Allan M. Seaman
                              Title:  Associate Counsel



The decision to participate in this investment, any representations made herein by the participant, and any actions taken hereunder by the participant has/have been made solely at the direction of the investment fiduciary who has sole investment discretion with respect to this investment.

                                                              Page 9 of 31 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 1998

                         GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION


                         By:     /s/ Charles G. Froland
                             --------------------------
                              Name:  Charles G. Froland
                              Title: Managing Director,
                                     North American Fixed Income

                                                             Page 10 of 31 Pages

                                  APPENDIX A
                                  ----------


                       Directors and Executive Officers
                       --------------------------------

     The following information is provided for the persons listed below:
(a) name, (b) business address, (c) principal occupation or employment and the name, principal business and address of any such corporation or organization in which such employment is conducted, and (d) citizenship.


                      Directors and Executive Officers of
                      General Motors Investment Management
                             Corporation ("GMIMCo")
                     --------------------------------------

(a) W. Allen Reed - (Chairman of the Board of Directors and President and Chief Executive Officer of GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c) President and Chief Executive Officer of GMIMCo (an investment adviser to and manager of certain employee benefit plans and affiliates of GM) and Vice President and Chief Investment Funds Officer of GM; 767 Fifth Avenue, New York, New York 10153.

(d)  United States of America.


(a) Thomas E. Dobrowski - (Member of the Board of Directors and Managing Director, Real Estate and Alternative Investments of GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c) Managing Director, Real Estate and Alternative Investments of GMIMCo; 767 Fifth Avenue, New York, New York 10153.

(d)  United States of America.

                                                             Page 11 of 31 Pages


(a) Margaret M. Eisen - (Member of the Board of Directors and Managing Director, North American Equities of GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c) Managing Director, North American Equities of GMIMCo; 767 Fifth Avenue, New York, New York 10153.

(d)  United States of America.



(a) Charles G. Froland - (Member of the Board of Directors and Managing Director, North American Fixed Income of GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c) Managing Director, North American Fixed Income of GMIMCo; 767 Fifth Avenue, New York, New York 10153.

(d)  United States of America.



(a) Donald J. Haig - (Vice President, Financial Accounting & Controls and Treasurer of GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c) Vice President, Financial Accounting & Controls and Treasurer of GMIMCo; 767 Fifth Avenue, New York, New York 10153.

(d)  United States of America.



(a)  Tony Duen-Li Kao - (Vice President, Investment Research of GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c) Vice President, Investment Research of GMIMCo; 767 Fifth Avenue, New York, New York 10153.

(d)  Taiwan.

                                                             Page 12 of 31 Pages


(a) Michael E. Klehm - (Member of the Board of Directors and Managing Director, Defined Contribution Plans and Chief Investment Officer - Motors Insurance Corporation of GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c)  Managing Director, Defined Contribution Plans and Chief Investment Officer
     - Motors Insurance Corporation of GMIMCo; 767 Fifth Avenue, New York, New York 10153.

(d)  United States of America.



(a) Hugh G. Lynch - (Member of the Board of Directors and Managing Director, International Investments of GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c) Managing Director, International Investments of GMIMCo; 767 Fifth Avenue, New York, New York 10153.

(d)  United States of America.



(a) R. Charles Tschampion - (Member of the Board of Directors and Managing Director, Investment Strategy and Asset Allocation of GMIMCo).

(b)  767 Fifth Avenue, New York, New York 10153.

(c) Managing Director, Investment Strategy and Asset Allocation of GMIMCo; 767 Fifth Avenue, New York, New York 10153.

(d)  United States of America.

                                                             Page 13 of 31 Pages


                        Directors and Executive Officers
                    of General Motors Corporation ("GM")/1/
                    ------------------------------------


(a)  Anne L. Armstrong - (Member of the Board of Directors of GM).

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c) Chairman, Board of Trustees, Center for Strategic and International Studies (a non-profit research and educational organization); 1800 K Street, N.W., Washington, D.C. 20006.

(d)  United States of America.



(a)  Percy N. Barnevick - (Member of the Board of Directors of GM).

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c) Chairman and Chief Executive Officer, ABB Asea Brown Boveri Ltd. (electrical power generation, transmission and distribution provider); Affoltermstrasse 44, Box 8131, CH-8050 Zurich, Switzerland.

(d)  Sweden.



(a)  John H. Bryan - (Member of the Board of Directors of GM).

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c) Chairman and Chief Executive Officer, Sara Lee Corp. (manufacturing prepackaged bakery, meat items, household cleaners, hosiery products); Three First National Plaza, 70 West Madison Street, Chicago, Illinois 60602.

(d)  United States of America.

----------------

/1/ Members of the Investment Funds Committee of the Board of Directors of GM are designated by an asterisk.

                                                             Page 14 of 31 Pages


(a)  Thomas E. Everhart - (Member of the Board of Directors of GM).

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c) President Emeritus and Professor of Electrical Engineering and Applied Physics, California Institute of Technology (a university); 1201 East California Boulevard, Pasadena, California 91125.

(d)  United States of America.



(a)  Charles T. Fisher, III - (Member of the Board of Directors of GM).*

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c) Retired Chairman of the Board of Directors and President, NBD Bancorp, Inc. (a bank holding company); 100 Renaissance Center, Suite 3520, Detroit, Michigan 48243.

(d)  United States of America.



(a)  George M.C. Fisher - (Member of the Board of Directors of GM).

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c) Chairman and Chief Executive Officer of Eastman Kodak Company; 343 State Street, Rochester, New York 14650-0229.

(d)  United States of America.



(a) Louis R. Hughes - (Executive Vice President of GM and President of GM International Operations).

(b)  Postfach CH-8152 Glattbrugg, Zurich, Switzerland.

(c)  Executive Vice President of GM and President of GM International
     Operations.

(d)  United States of America.

                                                             Page 15 of 31 Pages


(a)  J. Michael Losh - (Executive Vice President and Chief Financial Officer of
     GM).

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c) Executive Vice President and Chief Financial Officer of GM; 100 Renaissance Center, Detroit, Michigan 48265-1000.

(d)  United States of America.



(a)  Karen Katen - (Member of the Board of Directors of GM).

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c) President of Pfizer U.S. Pharmaceuticals Group, Executive Vice President of the Global Pfizer Pharmaceuticals Group and Corporate Vice President of Pfizer, Inc. (international pharmaceutical company); 235 East 42 Street, New York, New York 10017-5755.

(d)  United States of America.



(a)  J. Willard Marriott, Jr. - (Member of the Board of Directors of GM).*

(b)  3044 West Grand Boulevard, Detroit, Michigan 48202.

(c) Chairman of the Board of Directors, President and Chief Executive Officer, Marriott International, Inc. (a hotel operator); One Marriott Drive, Washington, D.C. 20058.

(d)  United States of America.



(a)  Ann D. McLaughlin - (Member of the Board of Directors of GM).

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c) President, The Aspen Institute; 1333 New Hampshire Avenue, N.W., Suite 1070, Washington, D.C. 20036.

(d)  United States of America.

                                                             Page 16 of 31 Pages


(a)  Harry J. Pearce - (Vice Chairman of GM).

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c)  Vice Chairman of GM; 3034 West Grand Boulevard, Detroit, Michigan 48232.

(d)  United States of America.



(a) Eckhard Pfeiffer - (President and Chief Executive Officer of Compaq Computer Corporation).

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c) President and Chief Executive Officer of Compaq Computer Corporation (manufacturer of computers); 20555 S.H. 249, Houston, Texas 77070.

(d)  Germany.



(a)  John G. Smale - (Member of the Board of Directors of GM).*

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c) Retired Chairman of the Board of Directors of The Procter & Gamble Company (a consumer products manufacturer); One Procter & Gamble Plaza, Cincinnati, Ohio 45201-0599.

(d)  United States of America.



(a) John F. Smith, Jr. - (Chairman of the Board of Directors and President and Chief Executive Officer of GM).*

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c) Chairman of the Board of Directors and President and Chief Executive Officer of GM; 100 Renaissance Center, Detroit, Michigan 48265-1000.

(d)  United States of America.

                                                             Page 17 of 31 Pages


(a)  Louis W. Sullivan - (Member of the Board of Directors of GM).

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c) President, Morehouse School of Medicine (a medical school); 720 Westview Drive, S.W., Atlanta, Georgia 30310-1495.

(d)  United States of America.



(a) G. Richard Wagoner, Jr. - (Executive Vice President and President of North American Operations of GM).

(b)  30400 Mound Road, Warren, Michigan 48090-9015.

(c) Executive Vice President and President of North American Operations of GM; 30400 Mound Road, Warren, Michigan 48090-9015.

(d)  United States of America.



(a)  Dennis Weatherstone - (Member of the Board of Directors of GM).

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c) Retired Chairman and currently a member of the Board of Directors of J.P. Morgan & Co., Incorporated (a bank holding company); 60 Wall Street, New York, New York 10260.

(d)  United States of America.



(a)  Thomas H. Wyman - (Member of the Board of Directors of GM).*

(b)  100 Renaissance Center, Detroit, Michigan 48265-1000.

(c) Retired Chairman and currently Senior Advisor of S.G. Warburg & Co. Inc. (an investment bank); 277 Park Avenue, New York, New York 10172.

(d)  United States of America.

                                                             Page 18 of 31 Pages

                                                                       Exhibit 1

Exhibits.

The following Exhibits are attached hereto:

1. Joint Filing Agreement dated March 17, 1998, between the Reporting Persons pursuant to Rule 13d-1(k) under the Act.

2. Voting Agreement dated as of January 20, 1998, among Mercury, the Issuer, the Trust, the External Manager, the City of Los Angeles Fire and Police Pension Systems, Hughes Retirement Plans Trust, Navy Exchange Service Command Retirement Trust and Western Union Telegraph Company Pension Plan (as amended by Amendment No. 1 thereto dated February 20, 1998).